UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 5, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice is hereby provided that the required Form 3F under CONSOB Regulation no. 11971/1999 was filed by Luxottica Group S.p.A. to disclose the transactions set forth below which were executed during the month of April 2016 in order to enhance the market liquidity of Luxottica Group’s ordinary shares. These transactions were carried out on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A. in compliance with CONSOB’s market practices permitted under resolution no. 16839 adopted on April 19, 2009 regarding activity to support market liquidity.

The Form in Italian is available on the Company’s website (www.luxottica.com) under the Company/Investors/Shareholding/Liquidity-Enhancement section and on the authorized central storage platform eMarket Storage at www.emarketstorage.com.

Trade date	Market	Type of Transaction (Purchase/Sale)	Luxottica Group Shares Quantity	Currency	Average Price	Number of trades
April 1, 2016	MTA	Purchase	21,850	Euro	47.95	55
April 1, 2016	MTA	Sale	7,600	Euro	48.19	14
April 4, 2016	MTA	Purchase	5,700	Euro	47.89	13
April 4, 2016	MTA	Sale	25,650	Euro	48.10	49
April 5, 2016	MTA	Purchase	21,239	Euro	47.77	41
April 5, 2016	MTA	Sale	15,200	Euro	47.99	32
April 6, 2016	MTA	Sale	37,050	Euro	48.60	86
April 7, 2016	MTA	Purchase	34,200	Euro	48.55	55
April 7, 2016	MTA	Sale	8,550	Euro	49.01	16
April 8, 2016	MTA	Sale	23,750	Euro	48.78	51
April 11, 2016	MTA	Purchase	12,650	Euro	48.23	32
April 11, 2016	MTA	Sale	7,600	Euro	48.79	21
April 12, 2016	MTA	Purchase	25,350	Euro	47.80	62
April 12, 2016	MTA	Sale	20,900	Euro	47.89	44
April 13, 2016	MTA	Purchase	18,555	Euro	48.68	38
April 13, 2016	MTA	Sale	23,750	Euro	48.83	51
April 14, 2016	MTA	Purchase	20,843	Euro	48.20	54
April 15, 2016	MTA	Purchase	14,250	Euro	47.90	44
April 15, 2016	MTA	Sale	34,200	Euro	48.23	74
April 18, 2016	MTA	Purchase	5,000	Euro	48.48	1
April 18, 2016	MTA	Sale	808	Euro	49.00	3
April 19, 2016	MTA	Purchase	6,509	Euro	48.32	19
April 19, 2016	MTA	Sale	250	Euro	48.70	1
April 20, 2016	MTA	Purchase	18,284	Euro	48.12	37
April 20, 2016	MTA	Sale	16,115	Euro	48.17	29
April 21, 2016	MTA	Purchase	2,500	Euro	48.00	4
April 21, 2016	MTA	Sale	62,152	Euro	48.91	75
April 22, 2016	MTA	Sale	569	Euro	48.75	1
April 25, 2016	MTA	Purchase	7,850	Euro	47.94	8
April 26, 2016	MTA	Sale	26,626	Euro	47.93	55
April 27, 2016	MTA	Sale	11,928	Euro	47.56	39
April 28, 2016	MTA	Sale	53,219	Euro	46.99	120
April 29, 2016	MTA	Sale	86,945	Euro	47.47	164

April 2016  Summary

Purchase/Sale	Luxottica Group Shares Total Quantity	Total Number of Transactions
Purchases	214,780	463

Sales	462,862	925

-END-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: May 5, 2016		MICHAEL A. BOXER
Group General Counsel